FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 28, 2008

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

IR / Press Release	Further information can be obtained from: Press Relations: +31 20 628 8900 Investor Relations: +31 20 628 7835 This press release is also available on the Internet: www.abnamro.com

Amsterdam, 28 February 2008

Annual results
for the year ended
31 December 2007

ABN AMRO Group financial results 2007

Operating income increased by 5% to EUR 17,268 mln, reflecting good growth in Latin America, Asia and The Netherlands, where revenues grew by 28%, 30% and 7% respectively. Adjusted* operating income increased by 2% as ABN AMRO recorded a EUR 1,561 mln credit market related write-down in its Global Markets business due to the significant downturn in credit markets. ABN AMRO’s valuation methodology was aligned to that of Royal Bank of Scotland Group’s (RBS) in the fourth quarter of 2007. Excluding the write-down, adjusted operating income was up 12%.

Operating expenses increased by 15% to EUR 13,846 mln largely due to non-recurring expenses. Adjusted operating expenses increased by 7% primarily as a result of the expansion of the distribution infrastructure in Latin America and Asia, and the acquisition of Prime Bank in Pakistan and Taitung Business Bank in Taiwan.

Loan impairments were EUR 293 mln higher at EUR 1,704 mln, primarily as a result of strong loan growth in Brazil.

Taxes benefited from significant tax-exempt gains on disposals and tax credits in some countries, as well as substantial releases of (deferred) tax liabilities resulting from the finalisation of prior-year tax returns and conclusions on a number of additional items.

Reported net profit from continuing activities was EUR 1,798 mln and adjusted net profit from continuing activities was EUR 1,806 mln. Excluding the effect of the credit market related write-down (EUR 1,139 mln net), adjusted net profit from continuing operations was EUR 2,945 mln, up 18%.

Discontinued operations include the net of tax results from LaSalle, ABN AMRO Mortgage Group (AAMG), Antonveneta, BU Asset Management and Bouwfonds. The operating performances of LaSalle (nine months only), BU Asset Management, and AAMG (two months only) were in line with expectations. The operating performance of Antonveneta continued to disappoint (a loss of EUR 24 mln on a stand-alone basis compared with a previously targeted profit on a stand-alone basis of at least EUR 413 mln).

Net profit attributable to shareholders in 2007 amounted to EUR 9,848 mln and included a gain on the sale of LaSalle of EUR 7,162 mln. Adjusted net profit attributable to shareholders was EUR 2,665 mln.

The original earnings per share (EPS) target for 2007 of EUR 2.30 included the full-year profit of LaSalle. Following the sale of LaSalle, this target was revised for a nine months contribution to EUR 2.16. The adjusted EPS was EUR 1.44, primarily due to the impact of the credit market related write-down (EUR 0.62) and the continued disappointing performance of Antonveneta (EUR 0.23).

The core tier 1 ratio was 10.59% and the tier 1 ratio was 12.42%, well above the year-end targets of 6% and 8%, partly due to the gain on sale of LaSalle.

Due to the change of ownership during 2007, ABN AMRO proposes not to pay a final dividend. The interim dividend was EUR 0.58 which was paid in the third quarter of 2007.

Further disclosure on the ABN AMRO results is included in the RBS (www.rbs.com) and Fortis (www.fortis.com) company announcements published today.

* The adjusted figures throughout this press release exclude the following items: gains on sale of disposals, fair value gain on our stake in Unicredit, transaction-related expenses including a break fee paid to Barclays, transition and integration costs, a provision for the Department of Justice settlement, a provision for the Futures business which was sold in 2006, and restructuring expenses in 2006.

The total impact of these adjustments in 2007 is EUR 868 mln on operating income, EUR 1,151 mln on operating expenses, negative EUR 275 mln on tax, EUR 7,191 mln on discontinued operations, and EUR 7,183 mln on net profit attributable to shareholders.

The total impact of these adjustments in 2006 is EUR 437 mln on operating income, EUR 174 mln on operating expenses, EUR 72 mln on provisions, negative EUR 27 mln on tax, EUR 388 mln on discontinued operations, and EUR 606 mln on net profit attributable to shareholders.

UNAUDITED

CONSOLIDATED INCOME STATEMENT FOR THE 12 MONTHS ENDED 31 DECEMBER 2007

Consolidated income statement
(in millions of euros)	2007	2006
Operating income	17,268	16,445
Operating expenses	13,846	12,006
Operating result	3,422	4,439
Loan impairment	1,704	1,411
Operating profit before tax	1,718	3,028
Income tax expense	(80)	322
Net operating profit	1,798	2,706
Discontinued profit for the period	8,177	2,074
Minority interests	127	65
Net profit attributable to shareholders	9,848	4,715
Earnings per share
Basic	5.32	2.50
Diluted	5.32	2.49

Risk-weighted assets	232,312	280,704

Core tier 1 ratio	10.59%	6.18%
BIS tier 1 ratio	12.42%	8.45%
BIS capital ratio	14.61%	11.14%

All figures are stated excluding the consolidation effect of controlled non-financial investments. The consolidation effect is the impact per line item of these investments, which are consolidated under IFRS. We believe that combining the temporary holdings in private equity investments active in different types of business other than our financial business does not provide a meaningful basis for discussion of our financial condition and results of operation. Please refer to the annual report to be published at a later date for a further discussion of the use of these non-GAAP financial measures.

Antonveneta, BU Asset Management, LaSalle, AAMG and Bouwfonds are reported as discontinued operations. Profits from discontinued operations include the related operating results and applicable gain on the sale. The results from discontinued operations are net of tax.

Risk-weighted assets include risk-weighted assets from discontinued operations.

UNAUDITED

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER

Consolidated balance sheet at 31 December
(in millions of euros)	2007	2006
Assets
Cash and balances at central banks	16,750	12,317
Financial assets held for trading	242,277	205,736
Financial investments	96,435	125,381
Loans and receivables — banks	175,696	134,819
Loans and receivables — customers	396,762	443,255
Equity accounted investments	871	1,527
Property and equipment	2,747	6,270
Goodwill and other intangible assets	1,424	9,407
Assets of businesses held for sale	60,458	11,850
Accrued income and prepaid expenses	12,580	9,290
Other assets	19,213	27,212
Total assets	1,025,213	987,064

Liabilities
Financial liabilities held for trading	155,476	145,364
Due to banks	239,334	187,989
Due to customers	330,352	362,383
Issued debt securities	174,995	202,046
Provisions	6,544	7,850
Liabilities of businesses held for sale	39,780	3,707
Accrued expenses and deferred income	12,244	10,640
Other liabilities	20,163	21,977
Total liabilities (excluding subordinated liabilities)	978,888	941,956
Subordinated liabilities	15,616	19,213
Total liabilities	994,504	961,169

Equity
Share capital	1,085	1,085
Share premium	5,332	5,245
Treasury shares	(2,640)	(1,829)
Retained earnings	25,650	18,599
Net gains/(losses) not recognised in the income statement	148	497
Equity attributable to shareholders of the parent company	29,575	23,597
Equity attributable to minority interests	1,134	2,298
Total equity	30,709	25,895
Total equity and liabilities	1,025,213	987,064

Credit related contingent liabilities	55,140	51,279
Committed credit facilities	104,137	145,418

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, and the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission (the "SEC"). For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the SEC and to any subsequent reports furnished or filed by us with the SEC. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: February 28, 2008	By:	/s/ Dies Donker
		Name:	Dies Donker
		Title:	Head of Investor Relations

	By:	/s/ Petri Hofste
		Name:	Petri Hofste
		Title:	Group Accounting Officer